Designated Filer:	INSIGHT VENTURE PARTNERS V, L.P.
Issuer & Ticker Symbol:	SolarWinds, Inc. (SWI)

Date of Event Requiring Statement: April 28, 2010

Exhibit 99.1

Explanation of Responses

(1)

On April 28, 2010, the Insight IV Funds (defined below) and the Insight V Funds (defined below) distributed an aggregate of 7,000,000 shares of Common Stock of the issuer pro rata to their partners in accordance with their respective ownership interests as determined in accordance with the applicable limited partnership agreement of such entities (the “Distribution”). In connection with the Distribution, (i) Insight Venture Associates IV, L.L.C. (“Insight Associates IV”) acquired direct ownership of 156,431 shares for which it previously had indirect beneficial ownership, (ii) Insight Venture Associates V, L.L.C. (“Insight Associates V”) acquired direct ownership of 942,415 shares for which it previously had indirect beneficial ownership, and (iii) Insight Venture Management, LLC (“Insight Management”) acquired direct ownership of 318 shares.

(2)	The respective partners of the Insight IV Funds and the Insight V Funds did not furnish any consideration in exchange for shares received in connection with the Distribution.
(3)

The Insight V Funds beneficially own 2,268,057 shares of Common Stock after giving effect to the Distribution. Insight Venture Partners V, L.P. is the record beneficial owner of 954,755 shares of Common Stock, Insight Venture Partners (Cayman) V, L.P. is the record beneficial owner of 289,086 shares of Common Stock, Insight Venture Partners V Coinvestment Fund, L.P. is the record beneficial owner of 968,073 shares of Common Stock and Insight Venture Partners V (Employee Co-Investors), L.P. is the record beneficial owner of 56,143 shares of Common Stock (together with Insight Venture Partners V, L.P., Insight Venture Partners V Coinvestment Fund, L.P. and Insight Venture Partners (Cayman) V, L.P., the "Insight V Funds"). Insight Associates V is the record beneficial owner of 942,415 shares of Common Stock after giving effect to the Distribution. The amount listed as directly owned by each respective Insight V Fund may be deemed to be attributable to each of the other Insight V Funds and Insight Associates V. The amount listed as directly owned by each respective Insight V Fund and Insight Associates V may also be deemed to be beneficially owned by Insight Holdings Group, LLC (“Insight Holdings”) because Insight Holdings is the managing member of Insight Associates V, which in turn is the general partner of each of the Insight V Funds. Insight Holdings is also the managing member of (i) Insight Associates IV, which in turn is the general partner of Insight Venture Partners IV, L.P., Insight Venture Partners IV (Fund B), L.P., Insight Venture Partners IV (Co-Investors), L.P. and Insight Venture Partners (Cayman) IV, L.P. (collectively, the "Insight IV Funds"), and (ii) Insight Management. As a result, Insight Holdings may also be deemed to beneficially own 470,235 shares of Common Stock held in the aggregate by the Insight IV Funds, Insight Associates IV and Insight Management. Jeffrey L. Horing, Deven Parekh and Peter Sobiloff are the members of the board of managers of Insight Holdings. Because Messrs. Horing, Parekh and Sobiloff are the members of the board of managers of Insight Holdings, they may also be deemed to have voting and dispositive power over these shares. The foregoing is not an admission by Insight Associates V or Insight Holdings that it is the beneficial owner of the shares held by the Insight V Funds, nor it is an admission by Insight Holdings that it is the beneficial owner of the shares held by Insight Associates V, Insight Associates IV, the Insight IV Funds or Insight Management. Each of Messrs. Horing, Parekh or Sobiloff disclaims beneficial ownership of the shares except to the extent of his pecuniary interests in these entities.